Filed Pursuant to Rule 253(g)(2)

File No. 024-12110

Fundrise Equity REIT, LLC

SUPPLEMENT NO. 23 DATED April 1, 2024

TO THE OFFERING CIRCULAR DATED December 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (“we”, “our” or “us”), dated December 30, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 4, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On April 1, 2024, the Manager of the Company declared a daily distribution of $0.0002739726 per share (the “April 2024 Daily Distribution Amount”) (which equates to approximately 0.60% on an annualized basis calculated at the current rate, assuming a $16.70 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2024 and ending on April 30, 2024 (the “April 2024 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the April 2024 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2024. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.